UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-33491

DEJOUR ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-183587) and Form S-8 (File No. 333-156772 and 333-156772) of Dejour Energy Inc.

In addition, the following information and documents are each hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-179540 and 333-156772) of Dejour Energy Inc.:

Exhibits 99.1 and 99.2 to the Form 6-K of Dejour Energy furnished on March 21, 2014.
Exhibits 99.1 and 99.2 to the Form 6-K of Dejour Energy furnished on May 13, 2014.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: July 22, 2014

By: /s/ David Matheson
Name: David Matheson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular prepared in connection with Annual and Special Meeting of Shareholders held on June 12, 2014
99.2	Form of Proxy
99.3	Material Change Report, dated July 4, 2014